FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Material Fact dated July 30, 2014

MATERIAL FACT

Further to the relevant fact communication dated July 11, 2014 (registry number 208,414), Banco Santander, S.A. (“Banco Santander”) informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on July 29, 2014.

The holders of 87.37% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 210,010,506, corresponding to 1.78% of the share capital, and the amount of the capital increase is 105,005,253 Euros. After the free-of-charge capital increase, the share capital amounts to 5,994,045,565 Euros represented by 11,988,091,130 ordinary shares of 0.5 Euros of face value each. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to 1,564,158,248.69 Euros.

The shareholders holding the remaining 12.63% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 1,487,565,786 rights for a total gross consideration of 226,109,999.47 Euros. Banco Santander has waived the free allotment rights so acquired.

It is envisaged that the relevant authorisations for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on August 8, 2014, so that ordinary trading of such shares in Spain will commence on August 11, 2014. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.

Boadilla del Monte (Madrid), 30th July 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 30, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President